\                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            CONSO INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
                                    (Name of Issuer)

                                      COMMON STOCK
--------------------------------------------------------------------------------
                             (Title of Class of Securities)

                                      20854R 10 5
                                      -----------
                                     (CUSIP Number)

                                 Joshua N. Korff
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4981
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)

                                 October 5, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------------------------------------------------------------------------
CUSIP No.                        13D                          PAGE 2 OF 23 PAGES
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   CIC ACQUISITION SUB, INC.
   13-4081568
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                                                              AF


--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                                              [ ]



--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  SOUTH CAROLINA
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7  SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON
       WITH

                    ------------------------------------------------------------
                          8  SHARED VOTING POWER
                                                                       2,865,725
                    ------------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                                                       2,865,725
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       2,865,725
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           39.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                                                              CO
--------------------------------------------------------------------------------

CUSIP No.                       13D                           PAGE 3 OF 23 PAGES
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   CIC ACQUISITION CO.
   52-2195873
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                                                              AF

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                                              [ ]


--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7  SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON
       WITH

                    ------------------------------------------------------------
                          8  SHARED VOTING POWER
                                                                       2,865,725
                    ------------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                                                       2,865,725
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       2,865,725
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           39.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                                                              CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.                      13D                            PAGE 4 OF 23 PAGES
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   CITICORP VENTURE CAPITAL LTD.
   13-2598089
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                                                              WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                                              [ ]


--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7  SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------------------------------------------------------------
                          8  SHARED VOTING POWER
                                                                       2,865,725
                    ------------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                                                       2,865,725
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       2,865,725
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           39.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                                                              CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.                        13D                          PAGE 5 OF 23 PAGES
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   CITIBANK, N.A.
   13-5266470
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                                                              OO

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                                              [ ]


--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7  SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------------------------------------------------------------
                          8  SHARED VOTING POWER
                                                                       2,865,725
                    ------------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                                                       2,865,725
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       2,865,725
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           39.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                                                              BK
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.                      13D                            PAGE 6 OF 23 PAGES
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   CITICORP
   06-1515595
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                                                              OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                                              [ ]


--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7  SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------------------------------------------------------------
                          8  SHARED VOTING POWER
                                                                       2,865,725
                    ------------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                                                       2,865,725
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       2,865,725
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           39.1%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
                                                                              HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.                        13D                          PAGE 7 OF 23 PAGES
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   CITIGROUP INC.
   52-1568099
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                                                              OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                                              [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7  SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------------------------------------------------------------
                          8  SHARED VOTING POWER
                                                                       2,867,150
                    ------------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                                                       2,867,150
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       2,867,150
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           39.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                                                              HC
--------------------------------------------------------------------------------

                  This statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.   Security and Issuer.

                  This Statement relates to the common stock, no par value per share (the "Common Stock"), of Conso International Corporation, a South Carolina corporation ("Issuer"). The address of the principal executive offices of the Issuer is 513 North Duncan Bypass, P.O. Box 326, Union, South Carolina.

Item 2.   Identity and Background.

                  This Statement is being filed by CIC Acquisition Sub, Inc. ("CIC Sub"), CIC Acquisition Co. ("CIC"), Citicorp Venture Capital Ltd. ("CVC"), Citibank, N.A. ("Citibank"), Citicorp and Citigroup Inc. ("Citigroup") (together, the "Reporting Persons").

                  (a)-(c) CIC Sub is a South Carolina corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. CIC Sub is a wholly-owned subsidiary of CIC and was formed for the purpose of merging with and into the Issuer, at which time the separate corporate existence of CIC Sub shall cease and the corporate existence of the Issuer shall continue as the surviving corporation.

                  CIC is a Delaware corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. CIC was formed for the purpose of holding 100% of the capital stock of CIC Sub.

                   CVC is a New York corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital investment.

                  Citibank is a national banking association and is the sole stockholder of CVC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

                  Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

                  Citigroup is a Delaware corporation and is the sole stockholder of Citicorp. The address of the principal business office of Citigroup is 153 East 53rd Street, New York, New York 10022. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through its Global Consumer, Global Corporate and Bank, Asset Management and Investment Activities segments. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

                  The following information with respect to each executive officer and director of CIC Sub, CIC, CVC and Citigroup is set forth in Schedules A through D hereto: (i) name, (ii) business address, (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address


                                 (Page 8 of 21)
of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

                  (d)-(f) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules A through D hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The citizenship of each of the individuals identified pursuant to Paragraphs (a) through (c) is identified on Schedule A through D hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 5, 1999, the Issuer executed a definitive merger agreement (the "Merger Agreement") with CIC Sub and CIC. Under the terms of the agreement, CIC Sub will merge with and into the Issuer (the "Merger") for consideration of $9.00 per share in cash (the "Merger Consideration").

         The Merger Agreement requires approval by the holders of a two-thirds of the Issuer's Common Stock. The Acquisition is also subject to other conditions, including receipt of necessary financing, a limitation on the number of dissenting shareholders and certain regulatory approvals. The Acquisition is expected to be completed by the end of January 2000 assuming satisfaction or waiver of all applicable conditions.

         Financing the Merger will require approximately $118 million to pay the aggregate cash consideration due to all shareholders and option holders of the Issuer upon consummation of the Merger and to refinance the Issuer's existing debt (the "Refinancing") and to pay related fees and expenses. These funds are expected to be provided through (a) a $15 million senior subordinated loan, (b) a revolver of up to $25 million, (c) a senior secured term loan facility of $53 million, (d) equity financing provided by CVC in the amount of approximately $20 million through the purchase of common stock and preferred stock of CIC and (e) equity financing provided by J. Cary Findlay in the amount of approximately $4.8 million by way of a rollover of his existing equity in the Issuer. CIC has obtained commitment letters from Sun Trust Equitable Securities, Sun Trust Bank, Atlanta and Sun Trust Banks, Inc. with respect to the terms and conditions of the financing to be provided.

Item 4.   Purpose of Transaction.

         (a),(b) The information set forth in item 3 above is incorporated herein by reference.

         The Reporting Persons acquired beneficial ownership of the securities that are the subject of this filing upon the execution of a Support Agreement, dated October 5, 1999, by and between CIC Sub and J. Cary Findlay (the "Support Agreement"). The Support Agreement grants CIC Sub the option to purchase 2,865,725 of J. Cary Findlay's shares of Common Stock ("Shares") at $9.00 per share in the event that (i)(A) a third party shall have made a Take-Over Proposal (as defined in the Merger Agreement), (B) the Issuer materially breaches its obligations under the Merger Agreement, (C) the board of directors of the Issuer shall have withdrawn or modified its approval or recommendation of the Merger, (D) J. Cary Findlay shall have materially breached any of the terms of the Support Agreement, or (E) the approval of the Merger by the Issuer's shareholders shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof and (ii) any applicable waiting period


                                 (Page 9 of 21)
under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated.

         Pursuant to the Support Agreement J. Cary Findlay agreed, except as contemplated in the Support Agreement, to not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, other or other arrangement to sell, transfer, pledge, assign or otherwise dispose of any of the Shares to any person other than to CIC Sub or CIC Sub's designee, (ii) enter into any voting arrangement with respect to the Shares or (iii) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Support Agreement.

         Furthermore, at any meeting of the Issuer's shareholders called to vote upon the Merger and the Merger Agreement, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement, is sought subject to certain conditions contained in the Support Agreement, J. Cary Findlay will, as requested by CIC or CIC Sub, vote the Shares, or a designee of CIC Sub will be permitted to vote the Shares by proxy, in favor of the Merger, the adoption of the Merger Agreement and the approval of other transactions contemplated by the Merger Agreement. At any meeting of the Issuer's shareholders or in any circumstances upon which J. Cary Findlay's vote, consent or other approval is sought, J. Cary Findlay's will, as requested by CIC or CIC Sub, vote the Shares, or a designee of CIC Sub will be permitted to vote the Shares by proxy, against (i) any Alternative Transactions (as defined therein) or (ii) any Frustrating Transactions (as defined therein).

         The foregoing discussion of the Support Agreement is qualified in its entirety by reference to the Support Agreement filed with this Schedule 13D as
Exhibit 3 and incorporated herein by reference.

         (c)  Not Applicable.

         (d) In connection with the Merger and pursuant to the Merger Agreement, the directors of CIC Sub will continue as the directors of the Surviving Corporation.

         (e) In connection with the Merger and pursuant to the Merger Agreement, each share of Common Stock of the Issuer (other than certain shares owned by J. Cary Findlay and any shares as to which dissenters' rights have been properly exercised) will be converted into the right to receive the Merger Consideration. The equity capitalization of the Resulting Corporation will (A) include preferred stock, which may be issued in any number of series at the direction of the board of directors of the Resulting Corporation and (B) common stock which will be comprised of three classes (voting, convertible nonvoting and nonconvertible nonvoting).

         (f)  Not Applicable.

         (g) In connection with the Merger and pursuant to the Merger Agreement, the Issuer's articles of incorporation and bylaws will become the articles of incorporation and bylaws of the Resulting Corporation. The Issuer's articles of incorporation, however, will be amended to (i) reflect the changes to the equity capitalization described in paragraph (e) above and (ii) provide for cumulative voting in the election of directors.

         (h) - (i) In connection with the Merger, the Issuer's Common Stock will be delisted from the Nasdaq Stock Market and become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j)  Not applicable.


                                (Page 10 of 21)

Item 5.  Interest in Securities of the Issuer:

                  (a)-(b) CIC Sub beneficially owns 2,865,725 shares of Common Stock, representing approximately 39.1% of the outstanding shares as to which it has shared voting and dispositive power by way of the Support Agreement. CIC beneficially owns 2,865,725 shares of Common Stock representing approximately 39.1% of the outstanding shares as to which it has shared voting and dispositive power. CVC beneficially owns 2,865,725 shares of Common Stock, representing approximately 39.1% of the outstanding shares, of such class as to which it has shared voting power and dispositive power. Citibank and Citicorp, exclusively through their holding company structures, also both beneficially own the same 2,865,725 shares of Common Stock, representing approximately 39.1% of the outstanding shares of such class as to which each has shared voting and dispositive powers. Citigroup, through its direct and indirect subsidiaries beneficially owns 2,867,150 shares of Common Stock representing approximately 39.1% of the outstanding shares of such class as to which it has shared voting and dispositive powers.

                  Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of the Issuer.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

                  The information set forth in items 3 and 4 above is incorporated herein by reference.

                  To induce CIC and CIC Sub to enter into the Merger Agreement,
J. Cary Findlay entered into the Support Agreement. The Support Agreement obligates J. Cary Findlay to vote the Shares in favor of the Acquisition. Although the Reporting Persons and Mr. Findlay may be deemed to be have formed a "group" within the meaning of Section 13(d) or 13(g) of the Act, the disclosure set forth in this Schedule shall not be construed as an admission that such persons have in fact formed such a "group."


Item 7.  Material to be Filed as Exhibits.

                  1. Joint Filing Agreement, dated as of October 15, 1999 by and among CIC, CIC Sub, CVC, Citibank, Citicorp and Citigroup.

                  2. Agreement and Plan of Merger, dated as of October 5, 1999, by and among the Issuer, CIC Sub and CIC.

                  3. Support Agreement, dated as of October 5, 1999, by and between J. Cary Findlay and CIC Sub.


                                (Page 11 of 21)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 15,  1999

                                           CIC ACQUISITION SUB, INC..


                                           By: /s/ MICHAEL T. BRADLEY
                                               ----------------------------
                                               Name: Michael T. Bradley
                                               Title: Vice President



                                           CIC ACQUISITION CO.


                                           By: /s/ MICHAEL T. BRADLEY
                                               ----------------------------
                                               Name: Michael T. Bradley
                                               Title: Vice President



                                           CITICORP VENTURE CAPITAL LTD.


                                           By: /s/ MICHAEL T. BRADLEY
                                               ---------------------------
                                               Name: Michael T. Bradley
                                               Title: Vice President



                                           CITIBANK, N.A.


                                           By: /s/ GLENN S. GRAY
                                               --------------------------
                                               Name: Glenn S. Gray
                                               Title: Vice President and
                                                      Assistant Secretary



                                           CITICORP


                                           By: /s/ GLENN S. GRAY
                                               --------------------------
                                               Name: Glenn S. Gray
                                               Title: Assistant Secretary


                                (Page 12 of 21)

                                           CITIGROUP INC.


                                           By: /s/ GLENN S. GRAY
                                               --------------------------
                                               Name: GLENN S. GRAY
                                               Title: Assistant Secretary


                                (Page 13 of 21)

                                                                      SCHEDULE A


                        Executive Officers and Directors
                                       of
                            CIC Acquisition Sub, Inc.

                  The names of the Directors and the names and title of the Executive officers of CIC Acquisition Sub, Inc. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with CIC Acquisition Sub, Inc.


Name Title and Citizenship             Principal Occupation and Business Address
--------------------------             -----------------------------------------
M. Saleem Muqaddam                     President, Secretary and Sole Director
Michael T. Bradley                     Vice President


                                (Page 14 of 21)

                                                                      SCHEDULE B

                        Executive Officers and Directors
                                       of
                               CIC Acquisition Co.

                  The names of the Directors and the names and title of the Executive officers of CIC Acquisition Co. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with CIC Acquisition Co.


Name Title and Citizenship             Principal Occupation and Business Address
--------------------------             -----------------------------------------

M. Saleem Muqaddam                     President, Secretary and Sole Director

Michael T. Bradley                     Vice President


                                (Page 15 of 23)

                                                                      SCHEDULE C

                        Executive Officers and Directors
                                       of
                          Citicorp Venture Capital Ltd.

                  The names of the Directors and the names and title of the Executive officers of Citicorp Venture Capital Ltd. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Venture Capital Ltd.

Name Title and Citizenship            Principal Occupation and Business Address
--------------------------            -----------------------------------------
Michael T. Bradley                    Vice President
William T. Comfort                    Chairman and Director
Richard M. Cashin                     President
Lauren M. Connelly                    Vice President & Secretary
Charles E. Corpening                  Vice President
Michael A. Delaney                    Vice President
Ann Goodbody                          Director
Ian D. Highet                         Vice President
David Y. Howe                         Vice President
Thomas Jones                          Director
Byron L. Knief                        Senior Vice President
Richard E. Mayberry                   Vice President
Thomas F. McWilliams                  Vice President
M. Saleem Muqaddam                    Vice President
Frederick Roesch                      Director
Paul C. Schorr                        Vice President
Joseph M. Silvestri                   Vice President
David F. Thomas                       Vice President
James A. Urry                         Vice President
John D. Weber                         Vice President
Thomas H. Sanders                     Vice President


                                (Page 16 of 21)

                                                                      SCHEDULE D

                        Executive Officers and Directors
                                       of
                                 Citigroup Inc.

                  The names of the Directors and the names and title of the Executive officers of Citigroup and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.

Name Title and Citizenship                         Principal Occupation and Business Address
--------------------------                         -----------------------------------------

C. Michael Armstrong                               Chairman & Chief Executive Officer
Director                                           AT&T Corp.
                                                   295 North Maple Avenue
                                                   Basking Ridge, New Jersey 07920

Alain J.P. Belda                                   President & Chief Operations Officer
Director (Brazil)                                  ALCOA Inc.
                                                   201 Isabella Street
                                                   Pittsburgh, Pennsylvania 15212-5858

Kenneth J. Bialkin                                 Partner
Director                                           Skadden, Arps, Slate, Meagher & Flom LLP
                                                   919 Third Avenue
                                                   New York, New York 10022

Kenneth T. Derr                                    Chairman & Chief Executive Officer
Director                                           Chevron Corporation
                                                   575 Market Street
                                                   San Francisco, California 94105

John M. Deutch                                     Institute Professor
Director                                           Massachusetts Institute of Technology
                                                   77 Massachusetts Avenue, Room 6-208
                                                   Cambridge, Massachusetts 02139

Ann Dibble Jordan                                  Consultant & Former Director of Social Services
Director                                           The University of Chicago Medical Center
                                                   2904 Benton Place, NW
                                                   Washington, DC  20008

Reuben Mark                                        Chairman & Chief Executive Officer
Director                                           Colgate-Palmolive Company
                                                   300 Park Avenue
                                                   New York, New York 10022-7499

Michael T. Masin                                   Vice Chairman, President-International
Director                                           GTE Corporation
                                                   One Stamford Forum
                                                   Stamford, Connecticut 06904


                                (Page 17 of 21)

Name Title and Citizenship                         Principal Occupation and Business Address
--------------------------                         -----------------------------------------
Dudley C. Mecum                                    Managing Director
Director                                           Capricorn Holdings
                                                   30 East Elm Street
                                                   Greenwich, Connecticut 06830

Richard D. Parsons                                 President
Director                                           Time Warner, Inc.
                                                   75 Rockefeller Plaza, 29th Floor
                                                   New York, New York 10019

Andrall E. Pearson                                 Chairman & Chief Executive Officer
Director                                           Tricon Global Restaurants, Inc.
                                                   660 Steamboat Road
                                                   Greenwich, Connecticut 06830

John S. Reed                                       Chairman & Co-Chief Executive Officer
Director & Executive Officer                       Citigroup Inc.
                                                   153 East 53rd Street
                                                   New York, New York 10043

Robert B. Shapiro                                  Chairman & Chief Executive Officer
Director                                           Monsanto Company
                                                   800 North Lindbergh Blvd.
                                                   Mail Zone DIS
                                                   St. Louis, Missouri 63167

Franklin A. Thomas                                 Lawyer/Consultant & Former President,
Director                                           The Ford Foundation
                                                   595 Madison Avenue, 33rd Floor
                                                   New York, New York 10022

Sanford I. Weill                                   Chairman & Co-Chief Executive Officer
Director & Executive Officer                       Citigroup Inc.
                                                   153 East 53rd Street
                                                   New York, New York 10043

Edgar S. Woolard, Jr.                              Former Chairman & Chief Executive Officer
Director                                           E.I. du Pont de Nemours & Company
                                                   1007 Market Street
                                                   Wilmington, Delaware 19898

Arthur Zankel                                      General Partner
Director                                           First Manhattan Company
                                                   437 Madison Avenue
                                                   New York, New York 10022

The Honorable Gerald R. Ford                       Former President of the United States
Honorary Director                                  Post Office Box 927
                                                   Rancho Mirage, California 92270


                                (Page 18 of 21)

Name Title and Citizenship                         Principal Occupation and Business Address
--------------------------                         -----------------------------------------

Michael A. Carpenter                               Co-Chief Executive Officer
Executive Officer                                  Global Corporate and Investment Bank
                                                   of Citigroup Inc.
                                                   388 Greenwich Street
                                                   New York, New York 10043

Paul J. Collins                                    Vice Chairman
Executive Officer                                  Citigroup Inc.
                                                   153 East 53rd Street
                                                   New York, New York 10043

Michael D'Ambrose                                  Senior Human Resources Officer
Executive Officer                                  Citigroup Inc.
                                                   153 East 53rd Street
                                                   New York, NY 10043

Jay S. Fishman                                     President and Chief Executive Officer
Executive Officer                                  Travelers Property Casualty Corp.
                                                   One Tower Square -- 8GS
                                                   Hartford, CT 06183


Edward D. Horowitz                                 e-Citi
Executive Officer                                  153 East 53rd Street
                                                   New York, New York 10043

Thomas W. Jones                                    Co-Chairman and Chief Executive Officer
Executive Officer                                  SSB Citi Asset Management Group
                                                   388 Greenwich Street
                                                   New York, New York 10013

Robert I. Lipp                                     Chief Executive Officer,
Executive Officer                                  of Citigroup's Global
                                                   Consumer Business
                                                   153 East 53rd Street
                                                   New York, New York 10043

Deryck C. Maughan                                  Vice Chairman
Executive Officer                                  Citigroup Inc.
(U.K.)                                             153 East 53rd Street
                                                   New York, New York 10043

Victor J. Menezes                                  Co-Chief Executive Officer,
Executive Officer                                  Global Corporate and Investment Bank
(India)                                            of Citigroup Inc.
                                                   153 East 53rd Street
                                                   New York, New York 10043

Heidi G. Miller                                    Chief Financial Officer
Executive Officer                                  Citigroup Inc.
                                                   153 East 53rd Street
                                                   New York, New York 10043


                                (Page 19 of 21)

Name Title and Citizenship                         Principal Occupation and Business Address
--------------------------                         -----------------------------------------
Charles O. Prince, III                             Co-General Counsel &
Executive Officer                                  Corporate Secretary
                                                   Citigroup Inc.
                                                   153 East 53rd Street
                                                   New York, New York 10043


William R. Rhodes                                  Vice Chairman
Executive Officer                                  Citigroup Inc.
                                                   599 Park Avenue
                                                   New York, NY 10043


Petros Sabatacakis                                 Senior Risk Officer
Executive Officer                                  Citigroup Inc.
                                                   153 East 53rd Street
                                                   New York, NY 10043


Todd S. Thomson                                    Strategy & Business Development
Executive Officer                                  Citigroup Inc.
                                                   153 East 53rd Street
                                                   New York, New York 10043

Marc P. Weill                                      Citigroup Investments
Executive Officer                                  153 East 53rd Street
                                                   New York, New York 10043

Robert B. Willumstad                               Chairman, CitiFinancial Credit Company
Executive Officer                                  Citigroup Inc.
                                                   153 East 53rd Street
                                                   New York, NY 10043



                                (Page 20 of 21)

                                  EXHIBIT INDEX


Exhibit No.       Document
1.                Joint Filing Agreement, dated as of October 15, 1999 by and among CIC, CIC Sub, CVC, Citibank, Citicorp and Citigroup.

2.                Agreement and Plan of Merger,  dated as of October 5, 1999, by and among the Issuer,  CIC SUB and
                  CIC.

3.                Support Agreement, dated as of October 5, 1999, by and among the J. Cary Findlay and CIC Sub.


                                (Page 21 of 21)